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                                                                    EXHIBIT 99.2

COMPANY PRESS RELEASE
USATALKS.COM ANNOUNCES KEY EXECUTIVE APPOINTMENTS AND EXPANSION INTO INTERNATIONAL MARKETS.

LAJOLLA, CA. JUNE 30, 1999 USATalks.com today announced a restructuring of its executive management team by adding essential executives to advance the Company in domestic and international markets. William H. Ervine, Jr. Founder & President has retired to pursue personal business interests. Mr. Ervine commented "It as been my pleasure to serve the company and its shareholders as President since 1991. I've helped get the company to this stage of development and it is now time to turn the reins over to experienced business and industry executives." Allen Portnoy, Chairman and Chief Executive Officer stated, "We thank Mr. Ervine for his accomplishments and wish him well in the pursuit of his personal interests".

Mr. Portnoy recently organized the company into two operating divisions, Domestic and International. Stephen A. Storey has accepted the role of President and Chief Operating Officer of its Domestic Division and James L. Magruder has been appointed Executive Vice President and Chief Operating Officer for the International Division.

Mr. Storey has been associated with the Company since 1996 and brings to USATalks a wealth of strategic and financial business management experience. Formerly, he was President and CEO of a wholesale distribution operation, executing industry consolidating business strategy nationwide. Prior to that, he was a founding member and Executive Vice President of Finance and Development for Patient First Corporation, an owner and operator of health care facilities developed under agreements with Johns Hopkins Health System and Trigon Blue Cross/Blue Shield of Virginia. Before that he held the position of Vice President and Chief Financial Officer of Kellam Companies, wholesale distributors of petroleum products and operators of a start-up chain of retail stores operating in the mid-Atlantic states. Mr. Storey began his career as a Certified Public Accountant with KPMG Peat Marwick for five years in Miami, Florida and Raleigh, North Carolina.

Mr. Magruder has more than 32 years of experience in the telecommunications industry including senior positions with AT&T, MCI, Orion Network Systems and RCA/Cylix Communications. Mr. Magruder was most recently CEO for FNet, the network subsidiary of Franklin Teleommunications. Mr. Magruder has successfully developed venture backed companies, deployed and operated international voice over IP networks, satellite transmission and data communications networks. He has also developed extensive relationships with international telecommunications companies throughout the world. Mr. Magruder has an MBA degree from Rockhurst University in Kansas City and he attended the University of Maryland majoring in international business.

In addition, the company has consolidated all of its domestic sales activities under a newly appointed Vice President, Russ Ketchum. Mr. Ketchum has more than 20 years in marketing and investment banking with such firms as Paine Webber, Prudential

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Securities and Raymond James & Associates. The sales and marketing organization is moving to an additional facility located at 5830 Oberlin Drive, in San Diego, Calif. 92121. Telephone number (858) 638-9485. The marketing and sales group will occupy 5,236 square feet, providing the Company with 11 new offices, two conference facilities and a large meeting room to facilitate sales and marketing presentations.

This announcement coupled with its recent acquisition of Tri-Serve Communications has strengthened the Company's entire management team by adding experienced telecommunications and business executives. Currently, the company employs over 50 managers, engineers, and marketing and sales professionals at its three business locations in La Jolla, San Diego and San Juan Capistrano offices.